

December 4, 2013

Via E-mail
Robert C. Cantwell
Executive Vice President of Finance, CFO and Director
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

Re: B&G Foods, Inc.
Form 10-K for the Fiscal Year ended December 29, 2012
Filed February 26, 2013
Response Letter dated October 11, 2013
File No. 001-32316

Dear Mr. Cantwell:

We have reviewed your filing and response letter and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 29, 2012

Note (1) Nature of Operations, page 53

Organization and Nature of Operations, page 53

1.   We have read your response to prior comment 1, indicating you do not regard the brands or tiers to be operating segments; you state that "B&G Foods has a centralized management structure that is based upon functional area and not by brands or by tiers of brands." You explain that although your board of directors and CODM review net sales and allocated EBITDA by brand and tiers of brands, decisions about allocating resources based upon tiers, as occurs for "traditional discretionary advertising and marketing spending," are made by others that you do not consider to be part of the CODM function. You explain that if the three tiers were deemed to be separate operating segments, similarity amongst the products would allow for aggregation pursuant to FASB ASC 280-

10-50-11. However, we understand that your tiers are comprised of brands that are grouped according to profitability or growth potential, and that brands in tier one are contributing more strongly to profitability or are receiving greater investment due to their growth potential than brands in tier two, and that a similar comparison would apply for brands in tier two relative to brands in tier three, which you have described as being "managed for more modest growth and profitability."

Although we understand that you do not consider your three tiers to be operating segments, and you believe this is consistent with the manner by which you view the CODM function, given the economic distinctions that are prevalent in your grouping of brands within the tiers, we do not see adequate support for your assertion of economic similarity. As you may know, the guidance in FASB ASC 280-10-50-38 and 40 requires revenues to be reported for each product or group of similar products when this information is not part of the reportable operating segment disclosures. As we consider your position on segment reporting, we would like to understand how you would propose to address the revenue-by-product disclosure requirement if more detailed segment information is not provided. We note that you have a variety of product types amongst the brands and therefore expect you have alternatives in grouping products to satisfy this disclosure obligation. However, given the ongoing emphasis placed in your shareholder letters on sales and EBITDA by tier, including growth rates of sales amongst the tiers and some attribution of growth to particular brands within the tiers, it is unclear whether reporting sales based on groups of products other than your three tiers would provide investors comparable insight. Please submit the revisions that you propose.

On a related point, we note that in discussing sales on pages 34 and 35 of MD&A you attribute certain amounts to specific brands while also indicating the percentage change in sales of those particular brands. However, you have not associated these brands with any particular tier or provided an explanation for the change as you have done in some shareholder correspondence. We believe that more comprehensive disclosure is necessary in MD&A to comply with Item 303 of Regulation S-K.

Please note the interpretive guidance in FRC §501.12.b.1, emphasizing the importance of providing context or a frame of reference that allows readers to understand the effects of material changes and events, known material trends and uncertainties, and their relative importance. For example, the meaningfulness of reporting changes in sales for individual brands or tiers would be enhanced by also disclosing total sales of those brands or tiers. Similarly, note the interpretive guidance in FRC §501.12.b.3, emphasizing the importance of addressing the indicative value of your reported financial information in the course of identifying material trends, demands, commitments, events and uncertainties. As explained in this guidance, one of the principle objectives of MD&A is to provide information about the quality and potential variability of earnings and cash flows. For example, it would be helpful to disclose the manner by which product investments are made for individual brands or tiers based on brand profitability or growth prospects and to clarify the relationship with growth in sales. Tell us how you propose to address this guidance on MD&A.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief